Exhibit 99.2

CURALEAF HOLDINGS, INC.

Unaudited Condensed Interim Consolidated Financial Statements

As of and for the Three and Nine Months Ended

September 30, 2021 and 2020

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Page(s)
Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position (Unaudited)	1

Condensed Interim Consolidated Statements of Profits or Losses and Other Comprehensive Income (Unaudited)	2

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)	3

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	4

Notes to Condensed Interim Consolidated Financial Statements	5-35

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited

(in thousands)

		September 30,	December 31,
	Note	2021	2020
Assets		Unaudited	Audited
Current assets:
Cash and cash equivalents		$317,189	$73,542
Accounts receivable, net	3	56,762	28,830
Inventories, net	5	346,205	197,991
Biological assets	6, 20	80,983	46,210
Assets held for sale	7	77,904	58,504
Prepaid expenses and other current assets		25,225	10,140
Current portion of notes receivable	8	2,240	2,645
Total current assets		906,508	417,862
Deferred tax asset		382	5,528
Notes receivable	8	795	2,000
Property, plant and equipment, net	9	328,410	242,855
Right-of-use assets, net	18	282,046	267,168
Intangible assets, net	10	1,113,825	797,401
Goodwill	10	512,608	470,144
Investments	4	7,368	16,264
Prepaid acquisition consideration	4	—	132,234
Other assets		22,879	35,135
Total assets		$3,174,821	$2,386,591

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		$60,761	$47,043
Accrued expenses		80,649	57,475
Income tax payable		130,144	79,649
Current portion of lease liability	18	17,942	15,710
Current portion of notes payable	11	1,732	6,500
Current contingent consideration liability	4, 18	9,155	—
Liabilities held for sale	7	22,257	7,181
Other current liabilities	20	12,572	6,568
Total current liabilities		335,212	220,126
Deferred tax liability		303,480	226,465
Notes payable	11	340,251	285,001
Lease liability	18	291,330	270,495
Non-controlling interest redemption liability	20	112,686	2,694
Contingent consideration liability	4, 20	26,147	1,898
Other long term liability		3,861	3,698
Total liabilities		1,412,967	1,010,377

Shareholders’ equity:
Share capital		2,200,095	1,754,412
Treasury shares		(5,208)	(5,208)
Reserves		(166,774)	(177,744)
Accumulated other comprehensive income		(3,879)	—
Accumulated deficit		(275,605)	(194,645)
Redeemable non-controlling interest contingency	20	(112,686)	(2,694)
Total Curaleaf Holdings, Inc. shareholders' equity	12	1,635,943	1,374,121
Non-controlling interest	21	125,911	2,093
Total shareholders’ equity		1,761,854	1,376,214
Total liabilities and shareholders’ equity		$3,174,821	$2,386,591

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Profits or Losses and Other Comprehensive Income

Unaudited

(in thousands, except for share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
Revenues:
Retail and wholesale revenues		$316,584	$180,302	$887,961	$356,937
Management fee income		541	2,106	1,689	39,448
Total revenues		317,125	182,408	889,650	396,385
Cost of goods sold		172,216	90,633	461,036	191,490
Gross profit before impact of biological assets		144,909	91,775	428,614	204,895
Realized fair value amounts included in inventory sold		(112,691)	(48,706)	(263,408)	(92,322)
Unrealized fair value gain on growth of biological assets	6	150,516	72,714	342,837	152,478
Gross profit		182,734	115,783	508,043	265,051
Operating expenses:
Selling, general and administrative	14	101,800	72,664	269,849	158,986
Share-based compensation	13	13,180	5,430	36,457	14,764
Depreciation and amortization	9, 10, 18	27,766	21,318	76,158	48,243
Total operating expenses		142,746	99,412	382,464	221,993
Income from operations		39,988	16,371	125,579	43,058
Other income (expense):
Interest income		129	40	495	6,459
Interest expense	11	(15,659)	(12,357)	(40,079)	(34,208)
Interest expense related to lease liabilities	18	(9,524)	(5,114)	(27,423)	(9,404)
Gain on investment		—	10,606	—	10,606
Impairment of intangible assets	10	(5,672)	—	(5,672)	—
Other income (expense)	7, 15	(8,229)	268	(5,510)	2,799
Total other expense		(38,955)	(6,557)	(78,189)	(23,748)
Income before provision for income taxes		1,033	9,814	47,390	19,310
Income tax expense		(60,313)	(18,745)	(133,645)	(45,528)
Net loss		(59,280)	(8,931)	(86,255)	(26,218)
Less: Net income (loss) attributable to non-controlling interest	21	(2,363)	412	(4,887)	242
Net loss attributable to Curaleaf Holdings, Inc.		$(56,917)	$(9,343)	$(81,368)	$(26,460)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	16	$(0.08)	$(0.01)	$(0.12)	$(0.05)
Weighted average common shares outstanding – basic and diluted	16	703,545,262	625,228,556	695,830,455	555,629,066

Net loss		$(59,280)	$(8,931)	$(86,255)	$(26,218)
Foreign currency translation differences		(6,059)	—	(3,879)	—
Total comprehensive loss		$(65,339)	$(8,931)	$(90,134)	$(26,218)
Less: Comprehensive income (loss) attributable to non-controlling interest		(6,109)	—	(6,109)	—
Comprehensive loss attributable to Curaleaf Holdings, Inc.		$(59,230)	$(8,931)	$(84,025)	$(26,218)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Changes in Equity

Unaudited

(in thousands, except for share amounts)

	Share Capital (Note 12)			Treasury	Share-Based	Other		Accumulated Other		Redeemable Non - Controlling Interest	Total Curaleaf Holdings, Inc.	Non-Controlling	Redeemable Non-Controlling	Total
	# of Shares			Shares	Reserves	Reserves	Total	Comprehensive	Accumulated	Contingency	Shareholders'	Interest	Interest	Shareholders’
	SVS	MVS	Amount	(Note 12)	(Note 13)	(Note 4)	Reserves	Income	Deficit	(Note 4)	Equity	(Note 4)	(Note 4)	Equity
Balances as of December 31, 2019	366,114,366	103,970,705	$693,699	$(5,208)	$20,517	$(167,336)	$(146,819)	$—	$(132,910)	$(2,694)	$406,068	$2,156	$(4,778)	$403,446
Issuance of shares in connection with acquisitions	173,264,583	—	955,539	—	—	—	—	—	—	—	955,539	—	—	955,539
Issuance of shares in connection with private placement, net of issuance costs	4,383,698	—	24,552	—	—	—	—	—	—	—	24,552	—	—	24,552
Minority buyouts	6,163,920	—	45,748	—	—	(39,254)	(39,254)	—	—	—	6,494	—	4,308	10,802
Exercise of stock options	4,937,488	—	9,336	—	(8,099)	—	(8,099)	—	—	—	1,237	—	—	1,237
Share-based compensation	—	—	—	—	14,764	—	14,764	—	—	—	14,764	—	—	14,764
Non cash bonus	—	—	—	—	1,518	—	1,518	—	—	—	1,518	—	—	1,518
Conversion of MVS to SVS	10,000,000	(10,000,000)	—	—	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—	(26,460)	—	(26,460)	(228)	470	(26,218)
Balances as of September 30, 2020	564,864,055	93,970,705	$1,728,874	$(5,208)	$28,700	$(206,590)	$(177,890)	$—	$(159,370)	$(2,694)	$1,383,712	$1,928	$—	$1,385,640

Balances as of December 31, 2020	569,831,140	93,970,705	$1,754,412	$(5,208)	$34,530	$(212,274)	$(177,744)	$—	$(194,645)	$(2,694)	$1,374,121	$2,093	$—	$1,376,214
Issuance of shares in connection with public offering	18,975,000	—	240,572	—	—	(1,262)	(1,262)	—	—	—	239,310	—	—	239,310
Issuance of shares in connection with acquisitions	16,415,415	—	185,979	—	—	—	—	—	—	—	185,979	—	—	185,979
Acquisition escrow shares returned and retired	(689,563)	—	(4,687)	—	—	(3,043)	(3,043)	—	—	—	(7,730)	—	—	(7,730)
Initial NCI - Curaleaf International	—	—	—	—	—	—	—	—	—	(112,686)	(112,686)	130,798	—	18,112
Minority buyouts	722,577	—	8,238		—	(9,662)	(9,662)	—	408	2,694	1,678	(2,093)	—	(415)
Exercise of stock options	5,593,028	—	15,581	—	(11,520)	—	(11,520)	—	—	—	4,061	—	—	4,061
Share-based compensation	—	—	—	—	36,457	—	36,457	—	—	—	36,457	—	—	36,457
Foreign currency exchange variance	—	—	—	—	—	—	—	(3,879)	—	—	(3,879)	—	—	(3,879)
Net loss	—	—	—	—	—	—	—	—	(81,368)	—	(81,368)	(4,887)	—	(86,255)
Balances as of September 30, 2021	610,847,597	93,970,705	$2,200,095	$(5,208)	$59,467	$(226,241)	$(166,774)	$(3,879)	$(275,605)	$(112,686)	$1,635,943	$125,911	$—	$1,761,854

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Cash Flows

Unaudited

(in thousands)

		Nine months ended
		September 30,
	Note	2021	2020
Cash flows from operating activities:
Net loss		$(86,255)	$(26,218)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization		102,336	59,480
Share-based compensation		36,457	16,282
Non-cash interest expense		32,872	4,601
Unrealized gain on changes in fair value of biological assets		(342,837)	(152,478)
Realized fair value amounts included in inventory sold	18	263,408	92,322
Impairment loss		6,685	—
(Gain)/loss on sale of property, plant and equipment		583	293
Deferred taxes		(1,824)	17,770
Gain on contingent liability		—	(10,606)
Changes in operating assets and liabilities
Accounts receivable		(2,283)	8,664
Biological assets		50,309	48,326
Inventories		(141,433)	(81,335)
Prepaid expenses and other current assets		(15,022)	(541)
Other assets		4,408	5,541
Accounts payable		(1,895)	(5,270)
Income taxes payable		51,769	9,984
Accrued expenses		15,277	6,374
Net cash provided by (used in) operating activities		(27,445)	(6,811)
Cash flows from investing activities:
Purchases of property, plant and equipment, net		(117,361)	(70,195)
Proceeds from sale of entity	8	29,828	—
Payments made on completion on acquisitions		(7,800)	(78,610)
Prepayment of acquisition consideration		—	(7,500)
Cash acquired from acquisitions		12,879	—
Amounts advanced for notes receivable, net of payments received		1,587	(14,100)
Net cash used in investing activities		(80,867)	(170,405)
Cash flows from financing activities:
Proceeds from senior unsecured notes
Cash received from financing agreement	11	57,196	185,723
Proceeds from sale leaseback		23,153	38,640
Debt issuance costs		(681)	—
Minority buyouts		(1,190)	(2,508)
Lease liability payments	18	(40,197)	(24,495)
Proceeds from minority interest investment in Curaleaf International		84,795	—
Cash received in private placement		—	24,552
Principal payments on notes payable		(6,085)	(2,505)
Acquisition escrow shares returned and retired		(7,730)	—
Exercise of stock options		4,061	1,237
Issuance of common shares, net of issuance costs		240,572	—
Net cash provided by financing activities		353,894	220,644
Net change in cash		245,582	43,428
Cash at beginning of period		73,542	42,310
Cash held for sale		—	(1,152)
Effect of exchange rate on cash		(1,935)	—
Cash at end of period		$317,189	$84,586
Supplemental disclosure of cash flow information:
Cash paid for interest		33,439	28,167
Cash paid for income tax		83,610	19,712
Supplemental disclosure of non-cash investing and financing activities:
Recognition of right of use assets and lease liabilities		—	73,527
Issuance of shares in connection with minority buyouts		3,579	10,802
Issuance of shares in connection with acquisitions		185,979	955,539
Cash paid by Minority interest holder for EMMAC		126,844	—
Contingent consideration incurred in connection with acquisitions		35,858	41,228
Forgiveness of note receivable in connection with acquisition		—	65,868
Equity issuance		1,262	—

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 1 – Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf”, or the “Group”), formerly known as Lead Ventures, Inc. (“LVI”), was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction and completed a related private placement which closed one day prior, on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”.

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings Limited (“Curaleaf International”) together with a strategic investor who provided initial capital for a 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf International was used for the acquisition of EMMAC Life Sciences Limited (“EMMAC”), the largest vertically integrated independent cannabis company in Europe.

The head office of the Company is located at 301 Edgewater Place #405, Wakefield, MA 01880. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

For the purposes of these unaudited condensed interim consolidated financial statements (the “Interim Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable local law and associated regulations.

Note 2 – Basis of presentation

The Interim Financial Statements have been prepared in compliance with International Accounting Standard 34 - Interim Financial Reporting. The Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019 (the “Annual Financial Statements”), which are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. These Interim Financial Statements should be read in conjunction with the Annual Financial Statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”).

These Interim Financial Statements were approved by the Board of Directors of the Company and authorized for issue by the Board of Directors on November 8, 2021.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Functional currency

The Company’s and its United States (“U.S.”) subsidiaries’ functional currency, as determined by management, is the U.S. dollar (“USD”). These Interim Financial Statements are presented in thousands USD unless otherwise stated. The Company’s international subsidiaries’ functional currencies, as determined by management, are the Great Britain Pound (“GBP”), the Euro, and the Swiss Franc (“CHF”), as applicable. The financial statements of the Company’s international subsidiaries are converted from GBP, Euro, and CHF to USD using the period’s average rate for profit and loss amounts and the period end rate for balance sheet items. Conversion adjustments are recognized with accumulated other comprehensive income, which is a component of equity.

Changes in presentation

Where necessary, corresponding figures have been adjusted to conform to the presentation of the current year amounts.

The International Accounting Standard 1 - Presentation of Financial Statements, requires an entity to present a statement of financial position at the beginning of the earliest comparative period (“opening statement of financial position”) when such entity applies an accounting policy retrospectively or makes a retrospective restatement or when it reclassifies items in its financial statements.

The requirement to present the additional opening statement of financial position, when the Company has made a restatement or reclassification, extends to the information in the related notes. The Company has determined it more relevant to disclose Know-How separately from Service agreements within intangible assets (Note 10). The Company has recorded a retrospective measurement period adjustment to goodwill and prepaid acquisition consideration (Notes 4 and 10). The Company adjusted the presentation of the Statement of Changes in Equity in order to reflect the fair market value of several transactions entirely within share capital. However, the Company considered materiality and concluded that it is sufficient to present such information only in those notes that have been impacted by a reclassification, as other notes of the financial statements have not been impacted by the reclassification. The omission of the notes to the additional opening statement of financial position is therefore, in the Company’s view, not material.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the Interim Financial Statements from the date control commences until the date control ceases.

Non-controlling interests (“NCI”) are measured initially at their fair value at the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in the statement of profits or losses. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

These Interim Financial Statements include the accounts of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned, and other entities consolidated on a basis other than of ownership:

		September 30,	December 31,
	Operations	2021	2020
Business name	Location	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
CLF MD Processing, LLC	MD	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
HMS Sales, LLC	MD	100%	0%
MI Health, LLC	MD	100%	0%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100%	100%
Curaleaf International Holdings, Limited	Guernsey, UK	68.5%	0%
Windy City Holding Company, LLC	IL	-	-
Grassroots OpCo AR, LLC	IL	-	-
GR Vending MI, LLC	IL	-	-
Remedy Compassion Center, Inc	ME	-	-
Primary Organic Therapy, Inc (d/b/a Main Organic Therapy)	ME	-	-

All intercompany balances and transactions were eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s Interim Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Except as described below, the significant judgments, estimates, and assumptions made by management in preparing the Interim Financial Statements for the three and nine months ended September 30, 2021 and 2020 were the same as those that applied to the Annual Financial Statements.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of an asset or a liability, the Company uses observable market data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities, and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process, and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of these assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the statement of profits or losses immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the unaudited interim condensed consolidated statement of profits or losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the unaudited interim condensed consolidated statement of profits or losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Definition of a Business (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields, and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Assets held for sale

The Company classifies assets held for sale in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (“IFRS 5”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7).

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based geography. The Company has determined that the goodwill recognized in connection with all acquisitions to date belong to the cannabis operations segment.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statement of profits or losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Non-Controlling Interest and Non-Controlling Interest Redemption Liability

NCI represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to NCI is presented as a component of equity. The NCI’s share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.  Certain NCIs are subject to put/call rights which are recorded as a financial liability at the present value of the redemption amount, with subsequent changes in fair value recognized in equity within the Redeemable NCI line item.

COVID-19 Estimation Uncertainty

The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business. The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. See the heading "COVID-19 estimation uncertainty” of the Company's concurrently filed MD&A for the period ended September 30, 2021, which is available on the Company’s profile on SEDAR for more information.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

New, amended, and future IFRS pronouncements

The Company has implemented all applicable IFRS standards recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Amendments to IAS 1: Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023 (extended from January 1, 2022), with earlier application permitted.

Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a single transaction

In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“Amendments to IAS 12”). The Amendments to IAS 12 clarify how companies account for deferred tax on transactions such as leases and de-commissioning obligations. The main change in this amendment is that the initial recognition exemption in IAS 12.15(b) and IAS 12.24 is clarified to not be applicable to transactions in which both deductible and taxable temporary differences arise on initial recognition that result in the recognition of equal deferred tax assets and liabilities. The Amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

Note 3 – Accounts receivable

Accounts receivable consist of the following:

	September 30,	December 31,
	2021	2020
Trade accounts receivable, net	$51,227	$30,919
Other receivables	5,535	2,447
Transferred to assets held for sale	—	(4,536)
Total trade and other receivables	$56,762	$28,830

As of September 30, 2021, the Company had reserved $3,902 compared to $5,530 as of December 31, 2020 for potential credit losses.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 4 – Acquisitions

A summary of acquisitions completed during the nine months ended September 30, 2021 and the year ended December 31, 2020 is provided below:

	Nine months ended September 30, 2021
Purchase price allocation	EMMAC (2) (USD)	Grassroots Maryland (2)	Ohio Grown Therapies (1)
Assets acquired:
Cash	$1,490	$11,976	$—
Accounts receivable, net	19,318	2,728	—
Prepaid expenses and other current assets	—	66	—
Inventory	3,826	4,550	—
Biological assets	3,993	1,164	—
Property, plant and equipment, net	7,549	19,448	—
Right-of-use assets	4,360	422	—
Other assets	1,801	689	—
Intangible assets:
Licenses	228,446	112,460	20,000
Trade name	11,156	—	—
Non-compete agreements	3,294	—	—
Intellectual Property	114	—	—
Goodwill	62,708	20,346	—
Deferred tax liabilities	(48,910)	(33,235)	—
Liabilities assumed	(31,594)	(8,382)	—
Consideration transferred	$267,551	$132,232	$20,000

	2020 Acquisitions
Purchase price allocation	Cura (2)	Remedy (2)	Arrow (1)	MEOT (2)	Curaleaf NJ (2)	Blue Kudu (1)	Grassroots (2)	ATG (2)
Assets acquired:
Cash	$12,755	$172	$711	$395	$3,667	$276	$29,624	$7,253
Accounts receivable, net	11,027	15	—	129	1,995	350	5,486	—
Prepaid expenses and other current assets	2,232	3	—	15	405	—	5,675	787
Inventory	22,074	227	508	1,418	4,962	123	13,174	3,455
Biological assets	—	79	—	705	2,340	—	4,571	379
Property, plant and equipment, net	7,465	319	1,854	1,081	6,187	56	40,348	4,397
Right-of-use assets	9,047	108	2,058	1,812	41,518	812	114,665	1,555
Other assets	832	—	—	1,034	46	—	20,842	—
Intangible assets :
Licenses	135,060	—	38,435	—	57,580	3,845	353,529	24,690
Trade name	28,340	160	—	170	8,260	—	12,130	120
Service agreements	—	1,430	—	5,830	—	—	3,080	—
Know-how	59,030	—	—	—	—	—	—	—
Non-compete agreements	4,950	—	—	—	—	—	19,290	—
Goodwill	113,252	909	—	561	22,863	—	213,803	19,072
Deferred tax liabilities	(58,971)	(480)	—	(1,680)	(20,525)	—	(117,720)	(9,397)
Liabilities assumed	(22,652)	(573)	(5,885)	(3,426)	(46,065)	(1,469)	(163,311)	(9,811)
Consideration transferred	$324,441	$2,369	$37,681	$8,044	$83,233	$3,993	$555,186	$42,500

(1)	Acquisition accounted for as an asset acquisition with the application of the IFRS 3 Amendment.

(2)	Acquisition accounted for as a business combination under IFRS 3.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

2021 acquisitions

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales

On April 7, 2021, Curaleaf International completed the acquisition of EMMAC (the “EMMAC Transaction”), the largest vertically integrated independent cannabis company in Europe, for base consideration of (i) approximately $45,211 in cash, (ii) the issuance of 15,714,390 SVS to benefit the former holders of ordinary shares of EMMAC with a fair value, based on a third party valuation that takes into account transfer restrictions and the time value of money, of approximately $178,578 and (iii) 706,105 SVS to be held in escrow in accordance with the terms of the share purchase agreement with a fair value of approximately $7,401. The portion of the consideration paid through the issuance of SVS was subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 5% of SVS from such restrictions at closing, and subsequent release of 5% of SVS from such restrictions at the end of each calendar quarter following the closing of the EMMAC Transaction. Additional consideration is to be paid based upon the successful achievement of certain performance milestones including being permitted by a governmental entity in Europe to sell, produce, market, or distribute cannabis for recreational purposes on a temporary, trial, experimental, interim, study, or pilot basis, achieving revenue targets in 2022 in the UK and Germany markets, and dry flower production at the Terra Verde cultivation facilities of at least 10 tons during 2022. The total contingent consideration related to the EMMAC Transaction had a fair value of $27,207. The Company also assumed a contingent consideration liability related to the EMMAC Transaction of Terra Verde in 2020, which had a fair value of $9,154. After working capital adjustments at closing, the total consideration paid for EMMAC was $267,551. During the period ended September 30, 2021, the Company made measurement period adjustments to the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The measurement period adjustment was an increase in intangible assets in the amount of $100 and in goodwill in the amount of $30,008, and a decrease in the deferred income tax liability in the amount of $23,228, liabilities assumed in the amount of $6,020, and in other assets in the amount of $660. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting, which is expected to be completed by the end of the fourth quarter of 2021. The Company incurred and expensed transaction costs of approximately $2,615 related to the EMMAC Transaction.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the EMMAC Transaction had occurred as of January 1, 2021. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2021 or of the future consolidated operating results. For the EMMAC Transaction, total unaudited pro-forma revenue and net loss for the nine months ended September 30, 2021 was $894,515 and $92,479, respectively.

Revenue and net loss from EMMAC included in the consolidated statement of profits and losses for the nine months ended September 30, 2021 was $12,730 and $15,520, respectively.

Maryland Compassionate Care and Wellness, LLC (“MCCW”)

Through its acquisition of Grassroots (as defined below), the Company acquired an option to purchase MCCW from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Mitchell Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director, and an officer of KDW. See further detail in Note 19 – Related party transactions. Total consideration paid for MCCW was an allocation of $132,232 of the total Grassroots consideration from prepaid acquisition consideration. The Company made a retrospective measurement period adjustment to the accounting for the acquisition recorded as at June 30, 2021 as it relates to total consideration attributable to the acquisition. See further detail under the heading “2020 Acquisitions – GR Companies, Inc. a Delaware company (“Grassroots”) below. The Company did not incur any additional expenses in relation to this acquisition.

Revenue and net income from MCCW included in the consolidated statement of profits and losses for the nine months ended September 30, 2021 was $16,973 and $9,526, respectively.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20,000 in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5,000 cash in May 2019, $7,500 in cash in July 2020, and the final $7,500 in cash in July 2021 at closing. Upon closing, the full $20,000 related to the acquisition, which was entirely attributable to the license acquired, was reclassified to intangibles. The Company incurred and expensed transaction costs to date of approximately $95.

2020 acquisitions

For more detail regarding completed 2020 acquisitions, please see the 2020 Audited Annual Financial Statements, filed under the Company’s profile on SEDAR on March 11, 2021.

GR Companies, Inc., a Delaware company

In July 2019, the Company entered into an Agreement and Plan of Merger to acquire Grassroots (the “Grassroots Acquisition”). In June 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the "Grassroots Merger Agreement") which amended and restated the original definitive agreement and amended certain terms of the Grassroots Acquisition. The Company acquired Grassroots to continue its path forward in playing a leading role in the growth of the U.S. cannabis market. Closing of the Grassroots Acquisition occurred in July 2020. The Company’s 2020 financial statements appropriately disclosed that the transaction price remained subject to closing adjustments.

At closing, the Company issued (i) 103,455,816 SVS to the benefit of the former holders of common stock of Grassroots which had a fair value of approximately $564,541, and (ii) 12,851,005 SVS to be held in escrow in accordance with the terms of the Grassroots Merger Agreement which had a fair value of approximately $71,389. In addition, the Company paid an amount of $51,487 in connection with the closing of the Grassroots Acquisition, which included reimbursements of permitted capital expenditures and acquisitions that occurred between signing and closing, transaction related expenses, and replenishment of working capital.

At closing, the parties resolved that certain Grassroots assets in Illinois, Ohio, and a dispensary in Maryland, were designated for sale to comply with local limitations on license ownership. See further detail related to the reorganization of the Maryland and Illinois entities and the sale of the Ohio assets in Note 7- Assets and liabilities held for sale.  Due to the limitations on license ownership, the Company allocated $132,232 for prepayment of acquisition consideration in July 2020.  In May 2021, the Company received regulatory approval to own and operate MCCW, at which point the prepayment of acquisition amount was allocated to the assets and liabilities of MCCW. The fair value of the total consideration for Grassroots and MCCW was $687,418. The Company incurred and expensed transaction costs of approximately $7,623.

In the period ended September 30, 2021, the Company finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The retrospective measurement period adjustments to the accounting for the business combination include $300 additional consideration attributable to options associated with the reorganization plan and the recognition of two additional licenses initially recognized as goodwill in the amount of $53,889. There is no effect to the Statements of Profits or Losses and Other Comprehensive Income as one license is classified as held for sale and one license relates to an entity that has not yet commenced operations.

Pending acquisitions

The following acquisition was completed subsequent to September 30, 2021. The Company has concluded that it did not control the operations of the acquiree in accordance with IFRS 10 – Consolidated Financial Statements, prior to acquisition, and accordingly, the results of the entity are not included in the Interim Financial Statements.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Los Sueños Farms, LLC and its related entities

On October 1, 2021, the Company completed the acquisition of Los Sueños Farms and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. Following the successful completion of the Los Sueños acquisition, Curaleaf gains three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. Bob DeGabrielle, Los Sueños founder and Colorado cannabis industry expert, will continue to oversee the Los Sueños operation and will take responsibility for Curaleaf’s Colorado wholesale and retail businesses.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Los Sueños was comprised of (i) approximately $20,619 payable in cash, (ii) the cash payoff of two notes in the aggregate amount of $9,438 and (iii) the issuance of 2,539,474 SVS to the former owners of Los Sueños having a fair value, based on a third- party valuation taking into account transfer restrictions and the time value of money, of approximately $23,449. The portion of the consideration paid through the issuance of SVS is subject to a regulatory “hold period” and a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 20% of the SVS from such restrictions upon closing, and subsequent releases of 5% of the SVS from such restrictions at the end of each calendar quarter following closing. Additional consideration is to be paid by the Company based upon the successful achievement of certain performance milestones including achieving cash flow targets in 2022 and obtaining enhanced tier licenses. The aggregate contingent consideration related to Los Sueños has a fair value of up to $3,496. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting.

The Company has signed a definitive agreement in connection with the following acquisition, but such acquisition was not completed during the time between September 30, 2021 and the filing of this document. The Company has concluded that it does not control the operations of the acquiree in accordance with IFRS 10 – Consolidated Financial Statements, and accordingly, the results of the following entity are not included in the Interim Financial Statements:

Tryke Companies

On November 8, 2021, the Company announced it had entered into a definitive agreement to acquire Tryke Companies (“Tryke”) (dba Reef Dispensaries), a privately held vertically integrated, multi-state cannabis operator.

The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Tryke currently owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

Under the terms of the agreement, the Company will pay $40,000 in cash at closing, with a remaining $75,000 cash in cash to be paid in three equal installments on the first, second, and third anniversaries of the closing of the transaction. The stock portion of the transaction, which consists of 17,000,000 SVS, will also be paid in three equal installments on the first, second, and third anniversaries of the closing. The base consideration is based upon Tryke being cash and debt free and having normalized working capital at closing and is, therefore, subject to adjustment. An incremental earnout of up to 1,000,000 SVS may be paid in 2023 based on the business of Tryke exceeding certain EBITDA targets for the year 2022. The closing of the transaction is expected to occur in the first half of 2022 subject to customary closing conditions, including the receipt of approval from the applicable state regulators, including the Nevada Cannabis Compliance Board.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 5 – Inventories

Inventories consist of the following:

	September 30,	December 31,
	2021	2020
Raw materials
Harvested cannabis	$30,852	$5,036
Harvested trim	20,568	8,450
Total raw materials	51,420	13,486
Work-in-process
Processing	91,892	67,955
Finished goods
Consumables	15,879	10,403
Flower	30,505	14,231
Extracts	45,758	31,269
Total finished goods	92,142	55,903
Fair value adjustment to inventory related to biological assets	112,386	63,828
Transferred to assets held for sale	(1,635)	(3,181)
	$346,205	$197,991

During the nine months ended September 30, 2021, the Company recognized cost of goods sold of $724,444 of which $461,036 was included in costs before the impact of biological assets adjustments in the amount of $263,408, a non-cash expense relating to the realized change in fair value of inventory sold.

Note 6 – Biological assets

The following table is a reconciliation of the carrying amount of the biological assets:

Balance at December 31, 2020	$46,210
Assets obtained in the acquisition of EMMAC	3,993
Grassroots Maryland adjustment	1,164
Unrealized fair value gain on growth of biological assets	342,837
Increase in biological assets due to capitalized costs	91,971
Transferred to inventories upon harvest	(405,526)
Transferred to assets held for sale	334
Balance at September 30, 2021	$80,983

Balance at December 31, 2019	$19,197
Assets obtained in the acquisition of Remedy	79
Assets obtained in the acquisition of Curaleaf NJ	2,340
Assets obtained in the acquisition of MEOT	705
Assets obtained in the acquisition of Grassroots	4,571
Unrealized fair value gain on growth of biological assets	152,478
Increase in biological assets due to capitalized costs	67,575
Transferred to inventories upon harvest	(208,222)
Transferred to assets held for sale	(1,114)
Balance at September 30, 2020	$37,609

Biological assets consist of actively growing cannabis plants to be harvested as agricultural produce.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The average grow cycle of plants up to the point of harvest is approximately twelve weeks. Plants in production are plants that are in the flowering stage and are valued at fair value less cost to complete and cost to sell, where fair value represents the Company’s selling price per gram of dried cannabis. As of September 30, 2021, and December 31, 2020, it was expected that the Company’s biological assets would yield 34,736,641 and 16,905,180 grams of cannabis when harvested, respectively. See Note 20 – Fair value measurements, for the inputs and sensitivity analysis for the fair value of the biological assets.

Note 7 – Assets and liabilities held for sale

Assets and liabilities held for sale consist of the following:

Assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Eureka	Total
Balance at January 1, 2021	$30,397	2,274	25,833	—	$58,504
Transferred in/(out)	(30,397)	(2,274)	49,071	3,000	19,400
Total assets held for sale at September 30, 2021	$—	—	74,904	3,000	$77,904

Liabilities associated with assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Eureka	Total
Balance at January 1, 2021	$3,145	797	3,239	—	$7,181
Transferred in/(out)	(3,145)	(797)	18,744	274	15,076
Total liabilities associated with assets held for sale at September 30, 2021	$—	—	21,983	274	$22,257

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”) in Maryland to TerrAscend for total consideration of $27,500. The HMS Assets sale includes the divestiture of operations of a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The transaction closed on May 4, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration of $24,899 included $22,399 payable in cash upon closing as well as a $2,500 interest bearing note due and payable to the Company in April 2022.

In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Wellness, LLC, (Elevate Takoma) a licensed dispensary business in Takoma Park, Maryland, to PharmaCann LLC for total consideration of $2,000, all payable in cash upon closing. The transaction closed on May 1, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration was $3,613. These sales enable the Company to finalize the acquisition of the Maryland dispensary, cultivation and processing assets previously owned by Grassroots, which were previously restricted by the legal limits on license ownership in the state of Maryland.

The Company had certain rights to the proceeds from the sale of the OhiGrow, LLC and Ohio Green Grow, LLC (collectively, the “Ohio Assets”), which have Ohio cultivation and processing licenses, respectively, and were previously affiliated with Grassroots. In April 2021, the owners of the Ohio Assets and the Company signed definitive agreements with Jushi OH, LLC pursuant to which the owners agreed to sell the Ohio Assets to Jushi OH and the Company agreed to assign certain debt of the Ohio Assets to Jushi OH. In July 2021, the transaction closed following receipt of regulatory approval by the Ohio Department of Commerce and the Company received $4,949 in proceeds.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The Company also has certain rights to the proceeds from the sale of three Illinois medical dispensary licenses and six adult use dispensary licenses owned by former affiliates of Grassroots (collectively, the “Illinois Assets”). Currently, three medical dispensaries and two adult use dispensaries operate under these licenses. On April 1, 2021, the owners of these licenses signed definitive agreements to sell the Illinois Assets to Parallel (formerly Surterra Wellness, Inc.). The transaction is subject to regulatory approval. Under the terms of the transaction, the purchase price for the Illinois Assets consists of a $100,000 base price to be paid $60,000 in cash and $40,000 in Parallel stock, plus earnouts of up to an additional $55,000 payable through 2023. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25,000 of net proceeds shall be retained by the Company; (ii) the next $25,000 of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50,000, and the other 50% shall be remitted to the Grassroots owners. The Company has received a $10,000 deposit from Parallel, which is refundable under limited circumstances and will be applied to the base purchase price for the Illinois Assets at closing. Additionally, the Company has been marketing certain rights and interests for certain real estate assets associated with the Grassroots Acquisition.

The Company signed a letter of intent to sell ECCA Investment Partners, LLC (“Eureka”) in August, 2021. The anticipated sales price of the entity was lower than the net assets; as such, an impairment, including amounts related to the value of the license intangible asset as well as fixed assets, was recorded to bring the net assets to the estimated fair market value.

Note 8 – Notes receivable

Notes receivable consist of the following:

	September 30,	December 31,
	2021	2020
Notes receivable TerrAscend	$2,240	$—
Notes receivable EMMAC	795	—
Notes receivable RJB Enterprises, LLC.	—	1,645
Notes receivable Curaleaf Maryland, Inc.	—	3,000
Total notes receivable	$3,035	$4,645

Current portion of notes receivable	$2,240	$2,645
Long term notes receivable	795	2,000
Total notes receivable	$3,035	$4,645

Note 9 – Property, plant and equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

	September 30,	December 31,
	2021	2020
Land	$2,760	$6,871
Building and improvements	207,304	139,044
Furniture and fixtures	93,042	70,486
Information technology	3,958	3,025
Construction in progress	83,686	73,728
Transferred to assets held for sale	(8,310)	(6,326)
Total property, plant and equipment	382,440	286,828
Less: Accumulated depreciation	(54,030)	(43,973)
Property, plant and equipment, net	$328,410	$242,855

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

During the quarter ended September 30, 2021, the Company recorded fixed asset impairments of $7,424. Depreciation expense for the three and nine months ended September 30, 2021 totaled $7,703 and $20,656, respectively, of which $5,105 and $13,628, respectively, is included in cost of goods sold.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 10 – Goodwill and intangible assets

Identifiable intangible assets consist of the following:

	2020	2021
	Balance								Balance
	at		PPA	Intangible	Impairment	Assets	Year-to-date	Foreign	at
	December 31,	Acquisitions	Adj	Reclass	Charge	held for sale	amort	Exchange	September 30,
Licenses	$662,492	$360,906	$53,889	$—	$(5,704)	$(45,719)	$(45,110)	$(3,955)	$976,799
Trade names	47,820	11,156	—	—	—	(444)	(3,552)	(186)	54,794
Service agreements	63,595	—	—	(53,659)	—	—	(490)	—	9,446
Intellectual property and know-how	—	114	—	53,659	—	—	(4,423)	(42)	49,308
Non-compete agreements	23,494	3,294	—	—	—	—	(3,271)	(39)	23,478
Total intangible assets, net	$797,401	$375,470	$53,889	$—	$(5,704)	$(46,163)	$(56,846)	$(4,222)	$1,113,825

Amortization of intangible assets was $20,614 and $56,846 for the three and nine months ended September 30, 2021, respectively. Purchase price adjustments relate to remeasurement period adjustments, which were retrospectively reflected in the acquisition tables in Note 4.

The changes in the carrying amount of goodwill were as follows:

Total
Balance at December 31, 2020	$470,144
Purchase price adjustments	(37,922)
Acquisitions (Note 4)	83,054
Foreign exchange movements	(195)
Change in assets held for sale (Note 7)	(2,473)
Balance at September 30, 2021	$512,608

Purchase price adjustments relate to remeasurement period adjustments, which were retrospectively reflected in the acquisition tables in Note 4. There were no indications of goodwill impairment for any CGUs for the three months ended September 30, 2021 or 2020.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 11 – Notes payable

Notes payable consist of the following:

	September 30,	December 31,
	2021	2020
Term Loan Facility
Principal amount	$300,000	$300,000
Unamortized debt discount	(19,986)	(25,126)
Net carrying amount	$280,014	$274,874

Promissory Note – 2024
Principal amount	$10,000	$10,000
Interest accrued/Unamortized debt discount	(300)	(300)
Net carrying amount	$9,700	$9,700

Credit Facility – 2024
Principle Amount	$50,000	$—
Unamortized Debt Discount	(631)	—
Net carrying amount	$49,369	$—

Seller note payable	$1,732	$6,500
Other notes payable	1,168	427
Total other notes payable	$2,900	$6,927

Current portion of notes payable	$1,732	$6,500
Long term notes payable	340,251	285,001
Total notes payable	$341,983	$291,501

Term Loan Facility

In January 2020, the Company closed on a senior secured term loan facility (“Term Loan Facility”) from a syndicate of lenders totaling $300,000. The notes bear interest at a rate of 13.0% per annum, payable quarterly in arrears with maturity in December 2023 and contain certain principal prepayment premiums.

In August 2018, the Company had issued $85,000 of senior secured debt under a financing agreement referred to as the Financing Agreement – 2021. The Company satisfied its obligations in full under the Financing Agreement – 2021 in connection with, and out of the proceeds of the Term Loan Facility.

The Term Loan Facility may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between December 20, 2021 and December 20, 2022 will incur a prepayment premium of 6.50%. Any prepayment made between December 20, 2022 and October 14, 2023 will incur a prepayment premium of 3.25%. Any prepayment made on or after October 15, 2023 will not incur a prepayment premium.

Beginning with the fiscal quarter ended on December 31, 2020, the Term Loan Facility is subject to a mandatory amortization payment and a yield maintenance premium. The mandatory amortization payment is paid ratably to each lender based on the aggregate principal amount of all initial term loans times an applicable rate that is based on the leverage ratio.

For the three months ended September 30, 2021, and for all quarters in 2021, the applicable percentage ranges from 0% to 6.00% depending on the leverage ratio. For all quarters in 2022, the applicable percentage ranges from 0% to 8.00% depending on the leverage ratio. For all quarters in 2023 through September 30, 2023, the applicable percentage ranges from 0% to 9.00% depending on the leverage ratio.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The yield maintenance premium is paid based on all amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until December 20, 2021, at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

The Company recognized interest expense under the Term Loan Facility of $11,636 and $34,322 for the three and nine months ended September 30, 2021, respectively, including interest expense related to the amortization of the debt discount of $1,885 and $5,072, respectively.

Promissory Note – 2024

In October 2020, the Company entered into a promissory note with a principal sum of $10,000 with Baldwin Holdings, LLC (the “Promissory Note – 2024”) to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition which was deemed completed in March 2020. The issue price of the Promissory Note – 2024 is equal to 97.00% of the principal amount of the Promissory Note – 2024 and the remaining $300 is treated as Original Issue Discount (“OID”).

The Promissory Note – 2024 carries a fixed interest rate per quarter equal to 3.25%. Interest is payable in arrears on the last day of each fiscal quarter, commencing on December 31, 2020. The Maturity Date of the Promissory Note – 2024 is June 10, 2024.

The Promissory Note – 2024 contains other terms substantially similar to the Term Loan Facility, except that the Promissory Note – 2024 is secured by separate collateral consisting solely of the equity of, and guarantees given by, the Company’s subsidiaries Curaleaf Hartford, Inc. and Curaleaf Stamford, Inc., which operate medical cannabis dispensaries in Hartford and Stamford, CT, respectively.

The Company recognized interest expense under the Promissory Note – 2024 of $332 and $986 for the three and nine months ended September 30, 2021, respectively. There was no interest expense recognized for the three and nine months ended September 30, 2020.

Credit Facility – 2024

In January 2021, the Company entered into a $50,000 secured credit facility (the “Credit Agreement”), which matures on January 10, 2024, with a syndicate of lenders. The net proceeds from borrowings under the Credit Agreement are expected to be used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. Borrowings under the Credit Agreement bear interest on any outstanding principal of 10.25% per annum. The facility was fully drawn at closing. The Credit Agreement serves as an expansion of the Company’s existing Financing Agreement, described under "General Development of the Business – Three Year History – 2019 – Senior Secured Term Loan Facility" in the Company’s 2020 Annual Information Form filed with SEDAR on April 28, 2021 and EDGAR on April 29, 2021, respectively. Except as described below, the terms of the Credit Agreement are substantially similar to the terms of the Financing Agreement and the two facilities are secured by the same collateral.

The Credit Agreement may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 8, 2022 and January 7, 2023 will incur a prepayment premium of 5.125%. Any prepayment made between January 8, 2023 and January 7, 2024 will incur a prepayment premium of 2.50%.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The Credit Agreement is subject to a yield maintenance premium. The yield maintenance premium is paid based on amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 8, 2022, at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

Seller note

The Company issued certain notes payable in conjunction with the Emerald acquisition in the amount of $8,000, the Glendale acquisition in the amount of $7,500, and the Phyto acquisition in the amount of $1,500. The Company paid $5,000 and the accrued interest related to the Emerald acquisition in January 2020 and the remaining $3,000 and accrued interest was paid in May 2020. The Company paid $2,500 and the accrued interest related to the Glendale acquisition in February 2020. The Company paid $2,100 and the accrued interest related to the Glendale acquisition in January 2021.

Future maturities

As of September 30, 2021, future principal payments due under Notes payable were as follows:

Period	Amount
2021 (remaining three months)	$1,732
2022	—
2023	300,000
2024	60,000
2025	—
2026 and thereafter	1,168
$362,900

Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 20 – Fair value measurements.

Note 12 – Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of September 30, 2021, the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.

Issued

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of September 30, 2021 and December 31, 2020, the MVS represented approximately 13.3% and 14.2%, respectively, of the total issued and outstanding shares and 69.8% and 71.2%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. At the annual and special meeting of the shareholders of the Company held on September 9, 2021, the shareholders of the Company approved an amendment to the articles of the Company (the “Amendment”) in order to extend the automatic termination of the dual-class structure of the Company, which was previously set to occur on October 25, 2021, and to maintain such dual-class structure until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a United States national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR under the Company’s profile at www.sedar.com for more information on the Amendment.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

As of September 30, 2021, the Company had 93,970,705 MVS issued and outstanding that were held indirectly by Boris Jordan, the Company’s Executive Chairman.

On January 12, 2021, the Company completed an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316,883, before deducting the underwriters’ fees and estimated offering expense. The Company intends to use the net proceeds of $240,569 from the overnight marketed offering for working capital and general corporate purposes.

Holders of the SVS are entitled to one vote per share. As of September 30, 2021, the Company had 610,847,597 SVS issued and outstanding.

The Company had reserved 70,481,830 SVS and 66,380,185 SVS, as of September 30, 2021 and December 31, 2020, respectively, for the issuance of stock options and other share-based awards under the Company’s 2018 Long Term Incentive Plan (see Note 13).

Treasury shares

There were no shares repurchased into treasury for the three and nine months ended September 30, 2021 and 2020.

Note 13 – Share-based payment arrangements

Stock option programs

The 2011 and 2015 Equity Incentive Plans provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the 2018 Long Term Incentive Plan (the “LTIP”). The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	September 30,
	2021		2020
Fair value at grant date	$9.76		$3.61
Share price at grant date	$13.85		$6.02
Exercise price	$15.17		$2.98
Expected volatility	76.5%		90.8%
Expected life	6.1	years	6.1	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	1.02%		1.20%

The expected volatility is estimated based on the Company’s historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

During the three and nine months ended September 30, 2021, the Company recorded share-based compensation in the amount of $13,180 and $36,457, respectively compared to $5,430 and $14,764 in the three and nine months ended September 30, 2020.

Reconciliation of outstanding stock options

The number and weighted-average exercise prices of share options under the LTIP were as follows:

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	2021	2021	2020	2020
Outstanding at January 1	25,917,291	$4.18	26,919,515	$1.82
Forfeited during the nine month period	(1,106,153)	7.83	(507,353)	7.20
Expired during the nine month period	(519,665)	10.03	—	—
Exercised during the nine month period	(5,220,499)	0.83	(4,619,388)	0.27
Granted during the nine month period	4,342,723	15.17	1,894,052	4.71
Rollover grants in connection with acquisition	—	—	5,257,209	9.98
Outstanding at September 30	23,413,697	$6.66	28,944,035	$3.61
Options exercisable at September 30	13,861,215	$4.80	19,944,561	$2.98

Restricted stock units (“RSUs”)

The number of RSUs awarded under the LTIP were as follows:

	Number of RSUs
	2021	2020
Outstanding at January 1	2,452,338	2,170,064
Forfeited during the nine month period	(419,430)	(180,526)
Released during the nine month period	(889,491)	(318,100)
Granted during the nine month period	1,797,968	1,752,062
Outstanding at September 30	2,941,385	3,423,500
RSUs vested at September 30	—	414,119

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 14 – Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Selling, general and administrative expenses:
Salaries and benefits	$51,332	$29,130	$139,665	$70,030
Sales and marketing	10,977	5,598	31,603	14,215
Rent and occupancy	6,556	5,799	20,357	7,960
Travel	2,634	1,075	5,261	3,668
Professional fees	12,460	20,231	26,980	39,179
Office supplies and services	10,654	5,596	25,110	12,182
Other	7,187	5,235	20,873	11,752
Total selling, general and administrative expense	$101,800	$72,664	$269,849	$158,986

Note 15 – Other income (expense)

Other income (expense) consists of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Gain (loss) on disposal of assets	$(5,621)	$(639)	$(5,555)	(293)
Gain (loss) on foreign currency exchange	(514)	—	(570)	17
Gain (loss) on investment	(2,315)	—	(167)	—
Other income (expense)	221	907	782	3,075
Total other income (expense), net	$(8,229)	$268	$(5,510)	$2,799

Note 16 – Earnings per share

Basic and diluted loss per share attributable to the Company was calculated as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Numerator:
Net loss	$(59,280)	$(8,931)	$(86,255)	$(26,218)
Less: Net income (loss) attributable to redeemable non-controlling interest	(2,363)	412	(4,887)	242
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(56,917)	$(9,343)	$(81,368)	$(26,460)
Denominator:
Weighted average SVS outstanding — basic and diluted	703,545,262	625,228,556	695,830,455	555,629,066
Loss per share — basic and diluted	$(0.08)	$(0.01)	$(0.12)	$(0.05)

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The Company’s potentially dilutive securities, which include options to purchase shares, have been excluded from the computation of diluted net loss per share as the effect would reduce the net loss per share. Therefore, the weighted average number of SVS outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to the Company for the periods indicated because including them would have had an anti-dilutive effect:

	Nine months ended
	September 30,
	2021	2020
Options to purchase SVS	23,413,697	28,944,035

Note 17 – Segment reporting

The Company operates in two segments: the production and sale of cannabis via retail and wholesale channels (“Cannabis Operations”); and providing professional services including cultivation, processing, retail know-how and back-office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees under management service agreements (“Non-Cannabis Operations”).

	Cannabis	Non-Cannabis	Total
For the nine months ended September 30, 2021:
Revenues	$887,964	$1,686	$889,650
Gross profit	506,357	1,686	508,043
Income (loss) from operations	105,519	20,060	125,579
Net income (loss)	$53,639	$(139,894)	$(86,255)

	Cannabis	Non-Cannabis	Total
For the nine months ended September 30, 2020:
Revenues	$356,937	$39,448	$396,385
Gross profit	225,603	39,448	265,051
Income (loss) from operations	75,798	(32,740)	43,058
Net income (loss)	$50,533	$(76,751)	$(26,218)

	Cannabis	Non-Cannabis	Held for sale	Total
As of September 30, 2021:
Total assets	$2,943,742	$153,175	$77,904	$3,174,821
Total liabilities	$804,925	$585,785	$22,257	$1,412,967

	Cannabis	Non-Cannabis	Held for sale	Total
As of December 31, 2020:
Total assets	$2,114,424	$213,663	$58,504	$2,386,591
Total liabilities	$672,796	$330,400	$7,181	$1,010,377

Note 18 – Commitments and contingencies

Leases

The Company leases its facilities under operating leases that require the payment of real estate taxes and other operating costs in addition to normal rent.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

As at September 30, 2021, approximate future minimum payments due under non-cancellable operating leases were as follows:

Period	Scheduled payments
2021 (remaining three months)	$14,209
2022	56,717
2023	55,124
2024	53,331
2025 and thereafter	445,542
Total undiscounted lease liability	624,923
Impact of discount	(313,798)
Lease liability at September 30, 2021	311,125
Less current portion of lease liability	(17,942)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(1,853)
Long-term portion of lease liability	$291,330

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, options to renew leases are for an additional period of 5 years after the end of the initial contract term and are at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low value or short-term in nature and therefore no right-of use assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three and nine months ended September 30, 2021 and 2020 were immaterial.

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key movements relating to the right-of-use lease asset balances are presented below:

Carrying amount, January 1, 2021	$267,168
ROU assets acquired (Note 4)	4,219
Additions to leased assets	34,543
Depreciation charges	(24,528)
Changes in assets held for sale	644
Carrying amount, September 30, 2021	$282,046

The total interest expense on lease liabilities for the three and nine months ended September 30, 2021 was $9,524 and $27,423, respectively.

The total depreciation expense on right-of-use assets for the three and nine months ended September 30, 2021 was $8,815 and $24,814, respectively, of which $4,260 and $12,531, respectively, was included in cost of goods sold.

The total cash outflow for lease liability payments for the three and nine months ended September 30, 2021 was $15,067 and $40,197, respectively.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Interim Financial Statements.

Legal

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Among other legal disputes, the Company is currently involved in the following proceedings:

Connecticut Arbitration. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40,142; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. A hearing has been scheduled for January 2022.

Florida Arbitration / Litigation. On December 10, 2018, Jayson Weisz and SRC Medical Partners, LLC initiated an arbitration against PalliaTech Florida LLC. On March 19, 2019, Weisz and SRC derivatively on behalf of PalliaTech Florida LLC filed a complaint against Defendants Curaleaf Florida LLC, PalliaTech Florida, Inc., Joseph Lusardi, and Boris Jordan in the Complex Business Litigation Section in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Plaintiffs’ derivative Complaint seeks the judicial dissolution of Curaleaf Florida LLC and asserts various causes of action against Defendants, including for breach of contract, civil conspiracy, breach of fiduciary duty, fraudulent transfer, and a declaratory judgment appointing Robins to the Board of Managers. On January 10, 2020, Weisz, JRF Group, and the Curaleaf entities entered into a Stipulation of Settlement pursuant to which all claims of Weisz and JRF Group against the Company and its affiliates were released without compensation and the Company purchased JRF Group’s interest in PalliaTech Florida LLC for consideration of 1,772,062 SVS and $2,500 in cash. During February 2020, SRC, PalliaTech Florida LLC, PalliaTech Florida, Inc., and Lusardi participated in a final arbitration hearing. In June 2020, the arbitrator issued a final order regarding SRC’s claims in the dispute. While no damages were awarded, the Company was ordered to buyout SRC’s interest in PT Florida. Based on the order, the parties agreed that the Company would acquire SRC’s interest in PT Florida for no cash and 2,375,000 SVS. In connection with this transaction, the Company agreed to pay SRC $1,750 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by SRC. The acquisition and retirement of the notes was completed in August 2020.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Securities Class Action. On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the United States District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against Defendants. The Amended Class Action Complaint alleges that Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Securities Exchange Act of 1934. On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

Taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Interim Financial Statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. The Company is currently under Internal Revenue Service (“IRS”) examination for the tax years 2016, 2017, and 2018, and the Company’s subsidiary, Alternative Therapies Group, Inc., is currently under IRS examination for the tax year 2018. As of September 30, 2021, the Company recorded $2,887 of unrecognized tax benefits and expects there is reasonable possibility that these unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements. As of September 30, 2021, the Company also accrued interest and penalties of $908 for its uncertain tax positions. The Company records interest and penalties related to income tax amounts as a component of income tax expense.

The IRS has proposed adjustments relating to the U.S. Parent Company's treatment of expenses under Section 280E, however, the Company is defending its tax reporting positions before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company's Interim Financial Statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.

Note 19 – Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The EMMAC Transaction discussed in Note 4 – Acquisitions constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures, LP, an investment fund managed by Mr. Boris Jordan, the Executive Chairman and control person of the Company, having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which were independent members of the Board of Directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee has received a fairness opinion from the independent investment bank Eight Capital, to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction is fair, from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

The Company incurred the following transactions with related parties during the three and nine months ended September 30, 2021 and 2020:

	Related party transactions				Balance receivable (payable)
	Three months ended		Nine months ended		Balances as of
	September 30,		September 30,		September 30,	December 31,
Transaction	2021	2020	2021	2020	2021	2020
Processing fees (1)	$—	$1,025	$—	$2,219	$—	$—
Consulting fees (2)	92	1,061	548	1,061	—	—
Travel and reimbursement (2)	—	—	1,277	—	—	—
Rent expense, net (3)	(42)	(48)	(96)	(167)	—	—
Equipment purchases (4)	1,300	—	2,726	—	—	—
Promissory Note - 2024 (5)	332	714	986	714	(9,700)	(9,700)
Non-consolidated GR Companies (6)	—	—	—	—	—	5,947
	$1,682	$2,752	$5,441	$3,827	$(9,700)	$(3,753)

(1) For the three and nine months ended September 30, 2020, the Company recognized direct expenses of $1,025 and $2,219 for processing expenses with Sisu Extracts, a state licensed processor in California, that performed toll processing services for the Company. No such services were provided in the three and nine months ended September 30, 2021. Cameron Forni, Select President, holds a passive investment in Sisu Extracts. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(2) For the nine months ended September 30, 2021, the Company recognized $1,277 in travel and other business development costs as expense to Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman and control person of the Company. For the three and nine months ended September 30, 2021, the Company recognized consulting expense of $32 and $218 for real estate management and advisory services to Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member. The Company also recognized consulting expense of $60 and $330 for the three and nine months ended September 30, 2021 for similar services to Measure 8 Venture Partners. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are ongoing contractual commitments related to these transactions with both Measure 8 Venture Partners and Frontline Real Estate Partners.

(3) For the three and nine months ended September 30, 2021, the Company recognized a rent expense credit of $60 and $179 for a sublease between Curaleaf NY, Inc. and Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman and control person of the Company. For the three and nine months ended September 30, 2021, the Company recognized a rent expense of $18 and $83 for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board Member. Both arrangements represent on-going contractual commitments based on executed leases.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

(4) For the nine months ended September 30, 2021, the Company paid $2,726 to Sentia Wellness to purchase hemp processing equipment. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Boris Jordan, Executive Chairman and control person of the Company, and Cameron Forni, Select President, have interests in Sentia Wellness.

(5) For the period ended September 30, 2021, the Company had an outstanding notes payable balance of $9,700 and recognized a related interest expense of $332 and $986 for the three and nine months ended September 30, 2021 on the Promissory Note – 2024, which is held with Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest. The Company entered into the Promissory Note – 2024 in October 2020 to replace the previously recorded contingent consideration liability (Note 11 – Notes payable). Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The liability contains certain repayment and interest components that represent on-going contractual commitments.

(6) Through its acquisition of Grassroots, the Company acquired an option to purchase MCCW from its sole owner, KDW, subject to regulatory approval, which was received May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. The exercise price for the option is the cancellation of a secured promissory note issued by KDW to the Company in the principal amount of $32,000. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director and an officer of KDW.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three and nine months ended September 30, 2021 and 2020 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
Key management personnel compensation	2021	2020	2021	2020
Short-term employee benefits	$910	$1,768	$5,004	$4,591
Other long-term benefits	9	14	30	32
Share-based payments	5,368	3,624	12,109	11,777
	$6,287	$5,406	$17,143	$16,400

Note 20 – Fair value measurements

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying value of the Company’s long-term notes payable at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets, and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

There have been no transfers between fair value levels during the three and nine months ended September 30, 2021 and 2020.

	Fair value measurements
	as of September 30, 2021 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$80,983	$80,983
	$—	$—	$80,983	$80,983

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$147,988	$147,988
	$—	$—	$147,988	$147,988

	Fair value measurements
	as of December 31, 2020 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$46,210	$46,210
	$—	$—	$46,210	$46,210

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$4,592	$4,592
	$—	$—	$4,592	$4,592

Biological assets

The fair value of biological assets is categorized in Level 3 on the fair value hierarchy. The Company measures its biological assets at fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants that are actively growing, and then adjusts that amount for the expected selling price per gram in the market in which the biological asset is growing. The estimates used in determining the fair value of biological assets are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The significant assumptions used in determining the fair value of biological assets include:

•	Expected yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

•	Wastage of plants – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

•	Duration of the production cycle – represents the weighted average number of weeks out of the 12 week growing cycle that biological assets have reached as of the measurement date;

•	Percentage of costs incurred as of this date compared to the total costs expected to be incurred – this is calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labor related to further production, labeling, and packaging;

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

•	Percentage of costs incurred for each stage of plant growth – represents the direct and indirect production costs incurred that are capitalized; and

•	Market values – this is calculated as the current market price per gram in the market in which the biological asset is being produced. This is expected to approximate future selling price.

The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 12-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value. All plants are to be harvested cannabis and as of September 30, 2021 and December 31, 2020, on average, were 55% and 57% complete, respectively. An increase or decrease in the estimated sale price would result in a significant change in the fair value of biological assets.

The following table highlights the sensitivities and impact of changes in significant assumptions to the fair value of biological assets:

Significant inputs & assumptions	Sensitivity Inputs ('000s)		Sensitivity	(+/-) Impact on Fair Value ('000s)
	September 30, 2021	December 31, 2020		September 30, 2021	December 31, 2020
Total completed grams	17,367	9,776	(+/-) 10% grams yield	$6,409	$3,017
Average cost per gram to complete production	$0.97	$1.78	(+/-) $1.00 per gram	$17,367	$9,734
Average selling price per gram, less cost	$3.69	$3.09	(+/-) $1.00 per gram	$34,734	$9,713

Non-controlling interest contingency and buyout

As of December 31, 2020, the Company recognized a non-controlling interest redemption liability in the amount of $2,694, with the offset being recognized in redeemable non-controlling interest buyout related to minority shareholders as a result of the August and November 2017 acquisitions of Naturex II, LLC and Las Vegas Natural Caregivers. In August 2021, the Company issued 722,577 SVS in order to complete the buyout of the minority interest. Accordingly, both the liability and contra equity amounts related to this interest have been relieved as of September 30, 2021.

Curaleaf International put/call rights

On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130,798 for 31.5% equity stake in Curaleaf International. Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

The Curaleaf International put/call rights represent a financial liability that is recorded at the present value of the redemption amount, with subsequent changes in fair value recognized in other comprehensive income. The redemption amount of the puttable option approximates the contribution amount by the strategic investor and represents a level 3 financial instrument, that is valued at each reporting period utilizing a Monte Carlo simulation valuation model. The fair value determination includes a high degree of subjectivity and judgement, which results in significant estimation uncertainty. As of September 30, 2021, the Curaleaf International put/call rights represent a financial liability of $112,686, with the offset being recognized separately from non-controlling interest in redeemable non-controlling interest within equity.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at September 30, 2021 and December 31, 2020 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the unaudited condensed interim consolidated statements of financial position are net of allowances for bad debts, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for doubtful accounts when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses on a customer-by-customer basis in an effort to minimize those risks.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In addition to the commitments outlined for notes payable in Note 11 and lease liabilities in Note 18, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the nine months ended September 30, 2021:
Accounts payable	$60,761	$—	$60,761
Accrued expenses	80,649	—	80,649
Other current liabilities	12,572	—	12,572
Non-controlling interest redemption liability	—	112,686	112,686
Contingent consideration liability	9,155	26,147	35,302
	$163,137	$138,833	$301,970

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity and longevity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 – COVID-19 Estimation Uncertainty and the heading “Risk Factors – Risks Related to the COVID-19 Pandemic” in the Company’s annual information form for the year ended December 31, 2020, which is available under the Company’s profiles on SEDAR and EDGAR, respectively.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect profit or loss.

Capital management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As disclosed in Note 11 – Notes payable, the Company has various notes payable in place. Certain of these notes are subject to financial covenants which are mainly in the form of cash related covenants. Other than these items related to notes payable, as of September 30, 2021 and December 31, 2020, the Company was not subject to externally imposed capital requirements.

Note 21 – Non-Controlling Interest

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International together with a strategic investor who provided initial capital of $130,798 for 31.5% equity stake in Curaleaf International. Curaleaf International was used for the acquisition of EMMAC, the largest vertically integrated independent cannabis company in Europe. This infusion of outside capital into Curaleaf International significantly accelerates Curaleaf's expansion plans in Europe by fully funding Curaleaf's cash outlay for the EMMAC Transaction (as defined below) and providing the capital required to support Curaleaf International's near-term European rollout. With its foreseeable expansion budget fully funded, Curaleaf's new international business can focus on executing its further European expansion.

Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025. See Note 4 – 2021 acquisition, for further details on the EMMAC Transaction.

The following table presents the Company’s investment in Curaleaf International as of September 30, 2021 and 2020:

	September 30,
	2021	2020
Investment in Curaleaf International	$184,346	$—

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The following table presents the current and non-current assets, current and non-current liabilities, as well as revenues and net loss of the Company’s investment in Curaleaf International for the nine months ended September 30, 2021:

September 30,
2021
Current assets	$77,882
Non-current assets	$304,738
Current liabilities	$6,965
Non-current liabilities	$79,637
Revenue	$9,440
Net Loss	$(15,483)

Note 22 – Subsequent events

See Note 4 – Acquisitions, for information regarding additional acquisitions that were signed after September 30, 2021.

See Note 7 – Assets and liabilities held for sale, for information regarding transactions that were completed after September 30, 2021.